I, Eric Weaver, certify that:

(1) the financial statements of Transparent Path spc included in this Form are true and complete in all material respects; and

(2) the tax return information of Transparent Path spc included in this Form reflects accurately the information reported on the tax return for Transparent Path spc filed for the fiscal year ended Dec 31st, 2020.



Eric Weaver
CEO

24th, Aug 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.